UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2018
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS (notes 1 and 4)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	$	$	$	$
REVENUES
Voyage charter revenues (notes 2 and 3)	144,328	30,140	279,970	69,484
Time-charter revenues (note 3)	17,384	30,091	39,494	60,421
Other revenues (notes 3 and 5)	9,947	15,458	20,660	29,080
Net pool revenues (notes 3 and 13a)	—	33,100	—	80,289
Total revenues	171,659	108,789	340,124	239,274

Voyage expenses (notes 2, 3 and 13a)	(86,933)	(19,430)	(166,926)	(43,185)
Vessel operating expenses (note 13a)	(52,652)	(46,853)	(105,647)	(90,991)
Time-charter hire expense	(5,697)	(7,997)	(10,380)	(21,624)
Depreciation and amortization	(29,573)	(24,415)	(59,003)	(49,324)
General and administrative expenses (note 13a)	(9,407)	(8,365)	(19,192)	(17,253)
Gain (loss) on sale of vessels (note 14)	170	(142)	170	(4,569)
Restructuring charges	(982)	—	(982)	—
(Loss) income from operations	(13,415)	1,587	(21,836)	12,328

Interest expense	(13,931)	(7,076)	(26,660)	(14,382)
Interest income	160	360	318	439
Realized and unrealized gain (loss) on derivative instruments (note 9)	1,116	(1,560)	4,129	(1,099)
Equity (loss) income (note 6)	(70)	(28,027)	624	(26,900)
Other expense (note 10)	(1,273)	(2,761)	(3,141)	(4,150)
Net loss	(27,413)	(37,477)	(46,566)	(33,764)

Per common share amounts (note 15)
- Basic loss per share	(0.10)	(0.21)	(0.17)	(0.19)
- Diluted loss per share	(0.10)	(0.21)	(0.17)	(0.19)
- Cash dividends declared	—	0.03	0.03	0.06

Weighted-average number of Class A and Class B common stock outstanding (note 15)
- Basic and Diluted	268,558,556	179,197,658	268,426,201	178,665,430

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 4)
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2018	December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents	48,457	71,439
Restricted cash – current	1,858	1,599
Pool receivable from affiliates, net (note 13b)	24,714	15,550
Accounts receivable, including affiliate balances of $0.2 million (2017 - $0.8 million) (note 2)	15,912	19,288
Due from affiliates (note 13b)	50,034	49,103
Current portion of derivative assets (note 9)	2,728	1,016
Prepaid expenses	21,523	18,690
Other current assets (note 2)	3,103	—
Total current assets	168,329	176,685
Restricted cash – long-term	2,672	2,672
Vessels and equipment At cost, less accumulated depreciation of $563.0 million (2017 - $512.0 million) (note 7)	1,695,722	1,737,792
Vessels related to capital leases At cost, less accumulated depreciation of $31.4 million (2017 - $25.4 million) (note 8)	221,825	227,722
Investment in and advances to equity-accounted investments (note 6)	25,170	25,460
Derivative assets (note 9)	5,797	4,226
Intangible assets At cost, less accumulated amortization of $9.5 million (2017 - $8.2 million)	13,030	14,605
Other non-current assets	92	127
Goodwill	8,059	8,059
Total assets	2,140,696	2,197,348
LIABILITIES AND EQUITY
Current
Accounts payable	5,822	7,860
Accrued liabilities	34,063	34,608
Current portion of long-term debt (note 7)	155,089	166,745
Current obligation related to capital leases (note 8)	7,454	7,227
Current portion of derivative liabilities (note 9)	16	—
Deferred revenue	61	557
Due to affiliates (note 13b)	39,422	19,717
Total current liabilities	241,927	236,714
Long-term debt (note 7)	778,728	785,557
Long-term obligation related to capital leases (note 8)	137,951	141,681
Other long-term liabilities (note 10)	29,620	26,795
Total liabilities	1,188,226	1,190,747
Commitments and contingencies (notes 6, 7, 8 and 9)
Equity
Common stock and additional paid-in capital (385.0 million shares authorized, 231.6 million Class A and 37.0 million Class B shares issued and outstanding as of June 30, 2018 and 231.2 million Class A and 37.0 million Class B shares issued and outstanding as of December 31, 2017) (note 12)	1,295,485	1,294,998
Accumulated deficit	(343,015)	(288,397)
Total equity	952,470	1,006,601
Total liabilities and equity	2,140,696	2,197,348
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 4)
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(46,566)	(33,764)
Non-cash items:
Depreciation and amortization	59,003	49,324
(Gain) loss on sale of vessels (note 14)	(170)	4,569
Unrealized (gain) loss on derivative instruments (note 9)	(3,283)	1,578
Equity (income) loss	(624)	26,900
Other	5,467	6,554
Change in operating assets and liabilities	3,368	12,787
Expenditures for dry docking	(6,725)	(3,417)
Net operating cash flow	10,470	64,531

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	45,659	14,300
Repayments of long-term debt	(66,333)	(57,894)
Prepayments of long-term debt	—	(69,216)
Scheduled repayments of obligations related to capital leases (note 8)	(3,503)	—
Cash dividends paid	(8,052)	(9,925)
Proceeds from issuance of Class A common stock (note 12)	—	5,000
Proceeds from equity offerings, net of offering costs (note 12)	—	8,565
Other	(92)	(241)
Net financing cash flow	(32,321)	(109,411)

INVESTING ACTIVITIES
Proceeds from sales of vessels (note 14)	589	40,686
Expenditures for vessels and equipment	(2,207)	(2,628)
Return of capital from equity-accounted investment	746	—
Loan repayments from equity-accounted investment	—	550
Net investing cash flow	(872)	38,608

Decrease in cash, cash equivalents and restricted cash	(22,723)	(6,272)
Cash, cash equivalents and restricted cash, beginning of the period	75,710	94,907
Cash, cash equivalents and restricted cash, end of the period	52,987	88,635
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (notes 1 and 4)
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2017	268,202	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	(46,566)	(46,566)
Dividends declared	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 12)	357	761	—	—	761
Other	—	(274)	—	—	(274)
Balance as at June 30, 2018	268,559	1,206,953	88,532	(343,015)	952,470
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted investments, the Entities under Common Control (as defined in note 4) and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 24, 2018. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has elected to apply ASU 2014-09 only to those contracts that are not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences on adoption of ASU 2014-09:

•
The Company previously presented the net allocation for its vessels participating in revenue sharing arrangements (or RSAs) as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the three and six months ended June 30, 2018 by $67.5 million and $128.8 million, respectively. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $3.1 million at June 30, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Company has elected to use this new optional transition approach. The Company is currently assessing whether it will adopt ASU 2016-02 during 2018 or on January 1, 2019. To determine the cumulative effect adjustment, the Company will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The cumulative effect adjustment to the Company's consolidated financial statements from the adoption of ASU 2016-02 will vary depending on the period in which the Company chooses to adopt ASU 2016-02. The Company is expecting to disclose in its consolidated financial statements for the third quarter of 2018 the quantitative impact of adopting ASU 2016-02, once the Company has determined the date on which it will adopt the new standard.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update became effective for the Company as of January 1, 2018, with a retrospective approach. The Company has elected to classify distributions received from equity method investees in the statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the Company.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018.  Adoption of ASU 2016-18 resulted in the Company including in its statement of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective January 1, 2019. The Company is currently evaluating the effect of adopting this new guidance.

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters, including conventional voyages and lightering voyages, are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which includes managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company manages LNG terminals, including the procurement of third-party goods and services for the terminal owner.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate and then adjusted for any pool participation based on predetermined criteria. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgement is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is generally fixed, although certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

Time Charters

Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. During the three and six months ended June 30, 2018, the Company’s share of the revenue from the vessel in the Company’s High-Q Investment Ltd. (or High-Q) joint venture was $1.0 million and $2.7 million, respectively (June 30, 2017 - $1.7 million and $3.4 million). Variable consideration

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

of the Company’s contracts is typically recognized as incurred, as either such revenue is allocated and accounted for under lease accounting requirements or, alternatively, such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at June 30, 2018, eight of the Company’s vessels operated under time-charter contracts with the Company’s customers, of which seven contracts are scheduled to expire in in the last half of 2018, and one contract is scheduled to expire in 2019. Four of the Company’s vessels are employed on time-charter contracts whereby the charterer has the option to extend the charter by one or more periods up to a total extension of 12 months. As at June 30, 2018, the future hire payments to be received by the Company under time charters then in place were approximately $20.2 million, comprised of $17.6 million (remaining 2018) and $2.6 million (2019). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after June 30, 2018, from unexercised option periods of contracts that existed on June 30, 2018 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned vessels employed on time charters as at June 30, 2018, was $257.4 million (December 31, 2017 - $517.9 million). The cost and accumulated depreciation of the vessels employed on these time charters as at June 30, 2018 were $414.1 million (December 31, 2017 - $754.2 million) and $156.7 million (December 31, 2017 - $236.3 million), respectively. As at June 30, 2018, the Company did not have any advanced payments recognized as contract liabilities (December 31, 2017 - $0.5 million) that are expected to be recognized as time-charter revenues in the following period and are included in deferred revenue on the Company's consolidated balance sheets.

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within a commercial management contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the number of days a vessel was under management and a variable component based on the vessel’s monthly earnings, is invoiced monthly in arrears for commercial management contracts. The performance obligations within an LNG terminal contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed amount, subject to contingent annual inflationary adjustments, is typically invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in.

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the three and six months ended June 30, 2018 and June 30, 2017. All revenue is part of the Company's conventional tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy and other related services, which is part of the Company's ship-to-ship transfer segment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Voyage charters (1)
Suezmax	80,721	3,450	153,504	12,634
Aframax	24,265	6,056	47,742	9,031
LR2	11,979	—	23,600	—
Full service lightering	27,363	20,634	55,124	47,819
Total	144,328	30,140	279,970	69,484

Time-charters
Aframax	11,021	12,451	23,824	24,657
Suezmax	3,957	14,120	10,154	26,751
LR2	2,406	3,520	5,516	9,013
Total	17,384	30,091	39,494	60,421

Other revenue
Ship-to-ship support services	6,902	11,947	14,235	20,230
Commercial management	2,138	2,684	4,196	6,336
LNG terminal management, consultancy and other	907	827	2,229	2,514
Total	9,947	15,458	20,660	29,080

Net pool revenues (1)
Suezmax	—	19,418	—	47,441
Aframax	—	7,492	—	18,363
LR2	—	6,191	—	14,469
MR2	—	(1)	—	16
Total	—	33,100	—	80,289
Total revenues	171,659	108,789	340,124	239,274

(1)
Prior to the January 1, 2018 adoption of ASU 2014-09, the Company presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. The adoption of ASU 2014-09 had the impact of increasing voyage charter revenues and voyage expenses for the three and six months ended June 30, 2018 by $67.5 million and $128.8 million, respectively.

4.	Acquisition of Entities under Common Control
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation (or Teekay), the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL) (see also note 6c) for $39.0 million, which included $13.1 million for working capital assumed. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result of the acquisition of a controlling interest in TTOL, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL are retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods TTOL and the Company were under common control of Teekay and had begun operations. The effect of adjusting such information to accounts in periods prior to the Company's acquisition of the remaining 50% thereof is referred to as the "Entities under Common Control." All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The effect of adjusting the Company’s consolidated financial statements for the TTOL common control transaction decreased the Company's net loss for the three and six months ended June 30, 2017 by $0.4 million and $1.3 million, respectively, and increased the Company's revenues for the three and six months ended June 30, 2017 by $3.2 million and $8.6 million, respectively.

5.	Segment Reporting
The Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including the operations of TTOL and Tanker Investments Ltd. (or TIL), which were acquired in 2017 (notes 4, 6 and 18), and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables include results for the Company’s revenues and (loss) income from operations by segment for the three and six months ended June 30, 2018 and June 30, 2017.

Three Months Ended June 30, 2018
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)(3)	163,849	11,210	(3,400)	171,659
Voyage expenses (3)	(90,333)	—	3,400	(86,933)
Vessel operating expenses	(44,738)	(7,914)	—	(52,652)
Time-charter hire expense	(4,113)	(1,584)	—	(5,697)
Depreciation and amortization	(28,454)	(1,119)	—	(29,573)
General and administrative expenses (4)	(8,433)	(974)	—	(9,407)
Gain on sale of vessels	—	170	—	170
Restructuring charges	(152)	(830)	—	(982)
Loss from operations	(12,374)	(1,041)	—	(13,415)

Equity loss	(70)	—	—	(70)

Three Months Ended June 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)(3)	96,841	14,597	(2,649)	108,789
Voyage expenses (3)	(22,079)	—	2,649	(19,430)
Vessel operating expenses	(34,278)	(12,575)	—	(46,853)
Time-charter hire expense	(6,935)	(1,062)	—	(7,997)
Depreciation and amortization	(23,157)	(1,258)	—	(24,415)
General and administrative expenses (4)	(7,513)	(852)	—	(8,365)
(Loss) gain on sale of vessels	(150)	8	—	(142)
Income (loss) from operations	2,729	(1,142)	—	1,587

Equity loss	(28,027)	—	—	(28,027)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Six Months Ended June 30, 2018
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)(3)	323,660	23,042	(6,578)	340,124
Voyage expenses (3)	(173,504)	—	6,578	(166,926)
Vessel operating expenses	(88,454)	(17,193)	—	(105,647)
Time-charter hire expense	(7,391)	(2,989)	—	(10,380)
Depreciation and amortization	(56,639)	(2,364)	—	(59,003)
General and administrative expenses (4)	(17,400)	(1,792)	—	(19,192)
Gain on sale of vessels	—	170	—	170
Restructuring charges	(152)	(830)	—	(982)
Loss from operations	(19,880)	(1,956)	—	(21,836)

Equity income	624	—	—	624

Six months ended June 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)(3)	217,396	27,485	(5,607)	239,274
Voyage expenses (3)	(48,792)	—	5,607	(43,185)
Vessel operating expenses	(68,359)	(22,632)	—	(90,991)
Time-charter hire expense	(19,069)	(2,555)	—	(21,624)
Depreciation and amortization	(46,786)	(2,538)	—	(49,324)
General and administrative expenses (4)	(15,435)	(1,818)	—	(17,253)
Gain on sale of vessels	(4,577)	8	—	(4,569)
Income (loss) from operations	14,378	(2,050)	—	12,328

Equity loss	(26,900)	—	—	(26,900)

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services was based on actual costs incurred.

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated statements of loss.

(3)	The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09 (see note 2).

(4)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	June 30, 2018	December 31, 2017
	$	$
Conventional Tanker Segment	2,056,681	2,089,099
Ship-to-Ship Transfer Segment	35,558	36,810
Cash and cash equivalents	48,457	71,439
Consolidated total assets	2,140,696	2,197,348

6.	Investments in and Advances to Equity-Accounted Investments

	As at June 30, 2018	As at December 31, 2017
	$	$
High-Q Joint Venture	25,170	24,546
Gemini Tankers L.L.C.	—	914
Total	25,170	25,460

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which traded on a fixed time charter-out contract that expired in May 2018, and subsequently went into dry dock. Under this contract, the vessel earned a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeded a certain threshold.

As at June 30, 2018, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $39.9 million (December 31, 2017 – $42.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture also had an interest rate swap agreement that expired in June 2018. The interest rate swap exchanged a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed TIL, which owned and operated conventional tankers. The Company purchased 2.5 million shares of TIL common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (note 9). The Company also received one preferred share which entitled the Company to elect one board member of TIL. The preferred share did not give the Company a right to any dividends or distributions of TIL.

On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each outstanding share of TIL common stock not owned by the Company. Prior to the completion of the merger, the Company accounted for its 11.3% investment in TIL using the equity method. As the Company then accounted for its investment in TIL under the equity method, the Company was required to remeasure its previously held equity investment to fair value at the acquisition date. Based on the then pending transaction, the Company recognized an other than temporary impairment and remeasured its investment in TIL to fair value during the second quarter of 2017 based on the TIL share price at June 30, 2017, resulting in a write-down of $28.1 million presented in equity (loss) income on the consolidated statements of loss. On November 27, 2017, the Company completed the merger with TIL and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a gain of $1.4 million presented in equity (loss) income on the consolidated statements of loss.

c.
On May 31, 2017, the Company purchased from Teekay the remaining 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in four commercially managed RSAs, for $39.0 million, which included $13.1 million for assumed working capital (note 4). Prior to the May 31, 2017 purchase, the Company equity-accounted for its initial 50% interest in TTOL.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Long-Term Debt

	As at	As at
	June 30, 2018	December 31, 2017
	$	$
Revolving Credit Facilities due through 2022	569,142	539,735
Term Loans due through 2021	373,832	423,512
Total principal	942,974	963,247
Less: unamortized discount and debt issuance costs	(9,157)	(10,945)
Total debt	933,817	952,302
Less: current portion	(155,089)	(166,745)
Non-current portion of long-term debt	778,728	785,557

As at June 30, 2018, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $600.8 million, of which $31.7 million was undrawn (December 31, 2017 - $628.3 million, of which $88.6 million was undrawn). Interest payments are based on LIBOR plus margins. As at June 30, 2018, such margins ranged between 2.00% and 2.75% (December 31, 2017: 0.45% and 2.75%). The total amount available under the Revolvers reduces by $62.0 million (remainder of 2018), $30.2 million (2019), $30.2 million (2020), $322.9 million (2021) and $155.6 million (2022). As at June 30, 2018, the Company also had three term loans outstanding, which totaled $373.8 million (December 31, 2017 - $423.5 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.4% (December 31, 2017 - 5.4%) and variable rates based on LIBOR plus margins. As at June 30, 2018, the margins ranged from 0.30% to 2.00% (December 31, 2017 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022. In December 2017, $215.8 million of the 2017 Revolver was used to refinance two of the Company's debt facilities that were assumed in the merger with TIL (note 18). These debt facilities were scheduled to mature in April 2019 and June 2020. The 2017 Revolver is collateralized by 14 of the Company's vessels, together with other related security. The 2017 Revolver also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of June 30, 2018, the hull coverage ratio was 160% (December 31, 2017 - 191%). The vessel values used in this ratio are appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

The Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The 2016 Debt Facility is collateralized by 29 of the Company’s vessels, together with other related security. The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at June 30, 2018, the hull coverage ratio was 133% (December 31, 2017 - 145%). The vessel values used in this ratio are appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining revolver is collateralized by three of the Company’s vessels, together with other related security, and requires that the Company's applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at June 30, 2018, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $50.0 million (December 31, 2017 - $65.6 million) and a hull coverage ratio of 143% (December 31, 2017 - 118%). The vessel values used in this ratio are appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. The revolver is also guaranteed by Teekay and contains covenants that require Teekay (excluding the Company and Teekay LNG Partners L.P. (or TGP)) to maintain the greater of free liquidity (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company’s remaining two term loans are guaranteed by Teekay and are collateralized by six of the Company’s vessels, together with other related security. One of the term loans contains covenants that require Teekay and the Company in aggregate to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt of TGP). The other term loan requires Teekay and the Company in aggregate to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of TGP).

As at June 30, 2018, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.
The weighted-average interest rate on the Company’s long-term debt as at June 30, 2018 was 4.4% (December 31, 2017 - 3.5%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 9).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2018, excluding the impact of the Company's sale-leaseback transactions as described in note 8, are $100.8 million (remaining 2018), $120.6 million (2019), $132.0 million (2020), $434.0 million (2021) and $155.6 million (2022).

8.	Leases
Obligations Related to Capital Leases

	As at	As at
	June 30, 2018	December 31, 2017
	$	$
Total obligations related to capital leases	145,405	148,908
Less: current portion	(7,454)	(7,227)
Long-term obligations related to capital leases	137,951	141,681
In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of the Company's Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit. Under this arrangement, the Company transferred the vessels to subsidiaries of the financial institution (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters for 12-year terms. The Company has the option to purchase each of the four vessels at any point between July 2020 and July 2029.
The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term, and as a result, is considered to be the Lessors' primary beneficiary and therefore the Company consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to the Company. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the lease-back transaction. As a result, the amounts due by the Company's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.
The bareboat charters also require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to capital leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets). In addition, the Company is required for each vessel to maintain a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. Such requirement is assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at June 30, 2018, this ratio was approximately 98% (December 31, 2017 - 105%). As at June 30, 2018, the Company was in compliance with all covenants in respect of the obligations related to capital leases.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at June 30, 2018, the Company's remaining commitments under the four capital leases for the Suezmax tankers was approximately $210.0 million, including imputed interest of $64.6 million, repayable from 2018 through 2029, as indicated below:

Year	Commitment
Remaining 2018	$8,210
2019	$16,236
2020	$16,279
2021	$16,233
2022	$16,232
Thereafter	$136,846

9.	Derivative Instruments
Interest rate swap agreements

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at June 30, 2018, the Company was committed to the following interest rate swap agreements:

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	115,703	1,915	2.5	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	4,566	2.5	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	2,010	2.5	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2018, ranged from 0.30% to 2.75%.

(2)	Notional amount reduces quarterly.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Stock purchase warrant
During 2017, the Company had one stock purchase warrant, which had entitled it to purchase up to 750,000 shares of common stock of TIL at certain conditions at pre-determined prices. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017 (notes 6 and 18).

Time-charter swap agreement
Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax RSA, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement was to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax RSA. The Company did not designate, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of loss.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative asset	Derivative asset	Accounts receivables (Accrued liabilities)	Current portion of derivative liability
	$	$	$	$
As at June 30, 2018
Interest rate swap agreements	2,694	5,797	389	—
Forward freight agreements	34	—	(8)	(16)
	2,728	5,797	381	(16)

As at December 31, 2017
Interest rate swap agreements	1,016	4,226	(39)	—
	1,016	4,226	(39)	—

Realized and unrealized gains (losses) relating to the interest rate swaps, stock purchase warrant, time-charter swap and freight forward agreements are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of loss as follows:

	Three Months Ended			Three Months Ended
	June 30, 2018			June 30, 2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized (losses) gains	Unrealized losses	Total
	$	$	$	$	$	$
Interest rate swap agreements	674	426	1,100	(301)	(1,101)	(1,402)
Stock purchase warrant	—	—	—	—	(166)	(166)
Time-charter swap agreement	—	—	—	360	(402)	(42)
Forward freight agreements	(18)	34	16	80	(30)	50
	656	460	1,116	139	(1,699)	(1,560)

	Six Months Ended			Six Months Ended
	June 30, 2018			June 30, 2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized (losses) gains	Unrealized losses	Total
	$	$	$	$	$	$
Interest rate swap agreements	864	3,249	4,113	(740)	(399)	(1,139)
Stock purchase warrant	—	—	—	—	(287)	(287)
Time-charter swap agreement	—	—	—	1,106	(875)	231
Forward freight agreements	(18)	34	16	113	(17)	96
	846	3,283	4,129	479	(1,578)	(1,099)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Other Expense
The components of other expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Freight tax provision	(6,086)	(2,944)	(7,964)	(4,432)
Foreign exchange gain (loss)	4,794	(3)	4,774	70
Other income	19	186	49	212
Total	(1,273)	(2,761)	(3,141)	(4,150)

The following reflects the changes in the Company’s potential tax on freight income, recorded in other long-term liabilities, from January 1, 2018 to June 30, 2018:

2018
$
Balance of potential tax on freight income as at January 1	26,054
Increases for positions related to the current period	1,467
Changes for positions taken in prior periods	1,483
Decreases related to statute of limitations	(93)
Balance of potential tax on freight income as at June 30	28,911

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

11.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	72,007	72,007	75,710	75,710
Derivative instruments (note 9)
Interest rate swap agreements (1)	Level 2	8,491	8,491	5,242	5,242
Forward freight agreements (1)	Level 2	18	18	—	—

Other:
Advances to equity-accounted investments	Note (2)	9,930	Note (2)	9,930	Note (2)
Long-term debt, including current portion	Level 2	(933,817)	(917,928)	(952,302)	(946,105)
Obligations related to capital leases, including current portion	Level 2	(145,405)	(140,647)	(148,908)	(147,401)

(1)
The fair value of the Company’s interest rate swap agreements and FFAs at June 30, 2018 and December 31, 2017 excludes accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(2)
The advances to equity-accounted investments together with the Company’s investments in the equity-accounted investments form the net aggregate carrying value of the Company’s interests in the equity-accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at June 30, 2018 and December 31, 2017 were not determinable.

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2018	December 31, 2017
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity-accounted investments	Other internal metrics	Performing	9,930	9,930
Total			9,930	9,930

12.	Capital Stock and Stock-Based Compensation
The authorized capital stock of the Company at June 30, 2018 was 100,000,000 shares of preferred stock (December 31, 2017 - 100,000,000), with a par value of $0.01 per share, 285,000,000 shares of Class A common stock (December 31, 2017 - 285,000,000), with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock (December 31, 2017 - 100,000,000), with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2018, the Company had 231.6 million shares of Class A common stock (December 31, 2017 – 231.2 million), 37.0 million shares of Class B common stock (December 31, 2017 – 37.0 million) and no shares of preferred stock (December 31, 2017 – nil) issued and outstanding.

During March 2018, a total of 168,029 shares of Class A common stock with an aggregate value of $0.2 million and 0.5 million stock options with an exercise price of $1.22 per share were granted to the Company’s non-management directors as part of their annual compensation for 2017. These stock options have a ten-year term and vest immediately. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors. During March 2017, 0.4 million stock options with an exercise price of $2.23 per share were granted to non-management directors of the Company. For the three and six months ended June 30, 2018 and June 30, 2017, the compensation relating to the granting of such stock and stock options has been included in general administrative expenses in the amount of $0.4 million and $0.3 million, respectively.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company's stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of loss.
During March 2018, the Company granted 0.7 million stock options with an exercise price of $1.22 per share to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. During March 2017, the Company granted 0.5 million stock options with an exercise price of $2.23 per share to an officer of the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2018 to non-management directors and to officers was $0.35 (2017 - $0.67) per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2017 - 50.2%); expected life of five years (2017 - five years); dividend yield of 5.5% (2017 - 5.0%); and risk-free interest rate of 2.6% (2017 - 2.1%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.
During March 2018, the Company also granted 0.8 million (2017 - 0.4 million) restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $0.9 million (2017 - $0.8 million). Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During the three and six months ended June 30, 2018, the Company recorded $0.2 million and $0.5 million (June 30, 2017 - $0.3 million and $0.6 million), respectively, of expenses related to the restricted stock units and stock options. During the three and six months ended June 30, 2018, a total of 0.3 million restricted stock units (June 30, 2017 - 46 thousand and 0.3 million) with a market value of $0.3 million (June 30, 2017 - $78 thousand and $0.6 million) vested and was paid to the grantees by issuing 0.2 million shares (June 30, 2017 - 30 thousand and 0.2 million shares) of Class A common stock, net of withholding taxes.

13.	Related Party Transactions
Management Fee - Related and Other

a.
Teekay, and its wholly-owned subsidiary and the Company's manager, Teekay Tankers Management Services Ltd. (or the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement (the Management Agreement). In addition, the Manager has subcontracted with TTOL and its affiliates to provide certain commercial and technical services to the Company, except for certain vessels acquired in the merger with TIL, which are technically managed by a third-party. Certain of the Company’s vessels participate in RSAs managed by TTOL (or the Pool Manager). Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
RSA pool management fees and commissions (i)	—	(1,063)	—	(2,799)
Commercial management fees (ii)	—	(480)	—	(1,187)
Vessel operating expenses - technical management fee (iii)	(2,800)	(2,196)	(6,100)	(4,422)
Strategic and administrative service fees (iv)	(8,633)	(4,253)	(17,329)	(6,917)
Secondment fees (v)	(142)	—	(359)	—
LNG service revenues (vi)	31	84	272	168
Technical management fee revenue (vii)	3,171	1,220	6,329	1,220
Service revenues (viii)	254	277	415	277
Entities under Common Control (note 4)
RSA pool management fees and commissions (i)	—	1,063	—	2,799
Commercial management fees (ii)	—	480	—	1,187
Strategic and administrative service fees (iv)	—	(2,891)	—	(7,026)
Technical management fee revenue (vii)	—	2,137	—	4,890
Service revenues (viii)	—	638	—	1,772

(i)
Prior to 2018, the Company’s share of TTOL’s fees for RSAs are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of loss. The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (notes 4 and 6(c)). Subsequent to the acquisition, the Company's share of the TTOL's fees has been eliminated.

(ii)
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels are not included in the RSAs, which are reflected in voyage expenses on the Company’s consolidated statements of loss. Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

(iii)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company's consolidated statements of loss.

(iv)
The Manager's strategic and administrative service fees have been presented in general and administrative expenses on the Company's consolidated statements of loss. The Company's executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company's long-term incentive plan described in note 12) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company's management matters through the strategic portion of the management fee.

(v)
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses on the Company's consolidated statements of loss.

(vi)
The Company's ship-to-ship transfer business has an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP (which is controlled by Teekay), for the Bahrain LNG Import Terminal (or the Terminal). The Terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest. The Company's ship-to-ship transfer business also has a services agreement with Teekay Shipping Ltd., an entity wholly-owned by Teekay, to provide certain LNG services.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(vii)
The Company receives reimbursements from Teekay who subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of loss.

(viii)
The Company recorded revenue relating to TTOL's administration of certain RSAs and provision of certain commercial services to participants in the arrangements. The Company also recorded revenues of $0.6 million and $1.8 million for the three and six months ended June 30, 2017, respectively, associated with the Entities under Common Control.

b.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. The amounts owing from the RSAs for monthly distributions are reflected in the consolidated balance sheets as pool receivable from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had advanced $48.0 million and $45.1 million as at June 30, 2018 and December 31, 2017, respectively, to the RSAs for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the RSAs.

c.
Pursuant to a service agreement with the Teekay Aframax RSA, from time to time, the Company may hire vessels to perform full service lightering services. In the three and six months ended June 30, 2018, the Company recognized $7.4 million and $15.8 million (June 30, 2017 - $2.4 million and $7.4 million), respectively, related to vessels which were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of loss.

14.	Sales of Vessels
The Company's consolidated statements of loss for the three and six months ended June 30, 2018 include a net gain on sale of vessels of $0.2 million relating to one lightering support vessel which was sold and delivered to its buyer in the second quarter of 2018.

The Company’s consolidated statements of loss for the three and six months ended June 30, 2017 include a net loss on sale of vessels of $0.2 million and $4.6 million, respectively, relating to one Aframax tanker and one lightering support vessel, which were sold in the second quarter of 2017, and two Suezmax tankers, which were sold in the first quarter of 2017.

In June 2017, the Aframax tanker was sold and delivered to its buyer. The Company recognized a loss on sale of the vessel of $0.2 million in the three months ended June 30, 2017. The vessel was written down to its agreed sales price in the three months ended March 31, 2017, resulting in a loss on sale of the vessel of $2.8 million.

In January 2017, one Suezmax tanker was sold and delivered to its buyer resulting in the Company recognizing a loss on the sale of the vessel of $0.3 million in the six months ended June 30, 2017. The sale of one Suezmax tanker was completed in March 2017, and the Company recognized a loss on sale of the vessel of $1.5 million in the six months ended June 30, 2017.

15.	Loss Per Share
The net loss available for common shareholders and loss per common share presented in the table below includes the results of operations of the Entities under Common Control which were not purchased solely with cash (note 4):

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Net loss	(27,413)	(37,477)	(46,566)	(33,764)

Weighted average number of common shares – basic (1)	268,558,556	179,197,658	268,426,201	178,665,430
Dilutive effect of stock-based awards	—	—	—	—
Weighted average number of common shares – diluted (1)	268,558,556	179,197,658	268,426,201	178,665,430

Loss per common share:
– Basic	(0.10)	(0.21)	(0.17)	(0.19)
– Diluted	(0.10)	(0.21)	(0.17)	(0.19)

(1)
The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and six months ended June 30, 2018, 0.3 million and 0.3 million restricted stock units (June 30, 2017 - 0.3 million and 0.1 million), respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2018, options to acquire 2.9 million and 2.6 million (June 30, 2017 - 1.7 million and 1.5 million) shares, respectively, of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.	Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash is as follows:

	As at	As at	As at	As at
	June 30, 2018	December 31, 2017	June 30, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	48,457	71,439	87,255	94,157
Restricted cash – current	1,858	1,599	1,380	750
Restricted cash – long-term	2,672	2,672	—	—
	52,987	75,710	88,635	94,907

The Company maintains restricted cash deposits relating to certain freight forward agreements (note 9) and leasing arrangements (note 8).

17.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a loan facility, with an outstanding balance of $50.0 million, that is maturing in the third quarter of 2018 and expects that spot tanker rates in 2018 on average will be lower than those of 2017, resulting in lower operating cash flows in 2018 than in 2017, and negative cash flows in some quarters.

Based on these factors, over the one-year period following the issuance of these financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated additional sources of financing include the completion of proposed sale-leasebacks of additional vessels, some of which would refinance the loan facility maturing in the second-half of 2018, and the completion of a proposed loan to finance working capital for the Company's RSA management operations in the fourth quarter of 2018.

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to complete financings and the advanced stages of the proposed financings.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable, together with the elimination of the Company's minimum quarterly dividend of $0.03 per share commencing in May 2018, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

18.	Acquisition of Tanker Investments Ltd.
On May 31, 2017, the Company entered into a merger agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each outstanding share of TIL common stock not owned by the Company. On November 17, 2017, the Company's shareholders voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. The Company amended its amended and restated articles of incorporation and completed the merger on November 27, 2017, as a result of which, TIL became a wholly-owned subsidiary of the Company. As consideration for the merger, the Company issued 88,977,544 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries) for $151.3 million, or $1.70 per share.

Pursuant to this acquisition, the Company acquired a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years, assumed $47.1 million of net working capital and long-term liabilities and assumed long-term debt with a principal balance outstanding of $338.9 million. The merger with TIL was accounted for as an acquisition of assets. The purchase price of the acquisition consisted of the fair value of the Company's shares issued on the merger date ($151.3 million), the transaction costs associated with the merger ($6.9 million) and the fair value of the Company's 11.3% pre-existing ownership in TIL at the close of the merger ($19.2 million), for a total acquisition cost of $177.4 million. Net working capital and long-term liabilities of $47.1 million and $337.1 million of long-term debt assumed were recognized at their fair values on November 27, 2017. The remaining amount of the purchase price was allocated to vessels ($467.2 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

19.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for having repudiated the four firm shipbuilding contracts and the Option Agreement in London, U.K. In the same year, STX have issued proceedings in Korea.

On February 15, 2016, each of the Company’s four subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $8.9 million, per subsidiary, in respect of the four firm shipbuilding contracts.

STX filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions were stayed. STX has had that protection recognized in England and Wales. The Company was not in a position to take any further action on enforcement and recognition of its award in the UK or Korea while the bankruptcy protection remained in place.

In March 2017, the Korean courts upheld the Company's subsidiaries' claims for the firm contracts in the bankruptcy proceedings. In November 2017, STX underwent a rehabilitation plan which resulted in the Company's subsidiaries being entitled to receive 7% of the award in cash to be paid over the next eight years until 2026, and 93% of the award in equity of STX.

In June 2018, the Company's subsidiaries, under their entitlement as part of the STX rehabilitation plan, received a total of 315,856 shares of STX, representing a minor percentage ownership interest. As at June 30, 2018, the STX shares had been de-listed, and as a result, no amounts have been recorded due to uncertainty of their value. In addition, the Company has not recognized a receivable in respect to the non-interest bearing cash award due to uncertainty of collection.

20.	Subsequent Events

a.
In July 2018, the Company amended its amended and restated articles of incorporation, increasing the authorized Class A common shares from 285,000,000 to 485,000,000 and the total authorized capital stock from 485,000,000 to 685,000,000.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2018
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2017.

OVERVIEW
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As an adjacency to these core competencies, we also provide full service lightering and lightering support services in our ship-to-ship (or STS) transfer business. As at June 30, 2018, our fleet consisted of 65 vessels, including five in-chartered vessels, three STS support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2018:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	5	—	5
LR2 Product Tanker (1)	1	—	1
VLCC Tanker (2)	1	—	1
Total Fixed-Rate Fleet (3)	9	—	9

Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers (4)	12	2	14
LR2 Product Tankers (1)	8	—	8
Total Spot Fleet (5)	48	2	50
STS Support Vessels	3	3	6
Total Teekay Tankers Fleet	60	5	65

1.	Long Range 2 (or LR2) product tankers.

2.	VLCC owned through a 50/50 joint venture. As at June 30, 2018, the VLCC was in dry dock.

3.	Eight time charter-out contracts are scheduled to expire in 2018 and one in 2019.

4.
Two Aframax tankers are currently time-chartered in for initial periods ranging from 6 months to 60 months, with one of these periods ending in 2018 and one in 2021; one of these contracts includes an option to extend at an escalating rate.

5.
A total of 42 of our owned vessels and vessels related to capital leases, and one of our in-chartered vessels operated in the spot market in revenue sharing arrangements (or RSAs) at June 30, 2018. As at June 30, 2018, the three vessel-class RSAs in which we participate were comprised of a total of 31 Suezmax tankers, 32 Aframax tankers and nine LR2 product tankers (of which five LR2 product tankers are cross-trading in the Aframax RSA). Each RSA that we participate in also includes vessels owned by other revenue sharing members.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
In addition to the factors listed below, there are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017.

•
Our financial results reflect the results of adopting new accounting standards. In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) (please read "Item 1 - Financial Statements: Note 2 - Recent Accounting Pronouncements"). We adopted ASU 2014-09 as a cumulative-effect adjustment as of January 1, 2018, and as a result comparative periods do not reflect the effect of this new standard. We previously presented the net allocation for our vessels participating in RSAs as revenues. We had determined that we are the principal in voyages our vessels perform that are included in the RSAs. As such, the revenue from those voyages will be presented in voyage revenues and the difference between this amount and our net allocation from the RSA will be presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and six months ended June 30, 2018 by $67.5 million and $128.8 million, respectively.

SIGNIFICANT DEVELOPMENTS IN 2018

Changes to Authorized Common Stock

In July 2018, we amended our amended and restated articles of incorporation, increasing the authorized Class A common shares from 285,000,000 to 485,000,000 and the total authorized capital stock from 485,000,000 to 685,000,000.

In March 2018, we increased the authorized number of Class A common stock issuable under our 2007 Long-Term Incentive Plan by 6.0 million shares. As of March 31, 2018, approximately 4.3 million shares of our Class A common stock are reserved pursuant to the 2007 Long-Term Incentive Plan for issuance upon the exercise of options or restricted stock units granted or to be granted.

STX Offshore & Shipbuilding Co., Ltd (or STX) Arbitration

In June 2018, each of our four subsidiaries were entitled to receive, as part of the STX rehabilitation plan, 7% of the $8.9 million award in cash which is to be paid over the next eight years until 2026, and 93% of the award in STX equity, of which our subsidiaries received a total of 315,856 shares of STX, representing a minor percentage interest.

As at June 30, 2018, the STX shares were de-listed and as a result no amounts have been recorded due to the uncertainty of their value. In addition, we have not recognized a receivable in respect to the non-interest bearing cash award due to uncertainty of collection.

Please refer to Item 1 – Financial Statements: Note 19 - Shipbuilding Contracts.

Dividend Policy

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under our revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors; the policy remains subject to change.

Time Chartered-in Vessels

In June 2018, we redelivered one in-chartered Aframax tanker back to its owner. We also redelivered one in-chartered Aframax tanker back to its owner in March 2018.

In March 2018, we entered into time charter-in contracts for two Aframax vessels, with an average daily rate of approximately $11,900 and firm periods of 45 days to six months. The charter contract for one of the Aframax tankers includes a 50/50 profit sharing component with the option to extend for six months at an escalated rate. The charter contract for the other Aframax tanker had a maximum period of approximately four months and the vessel was used to support full service lightering operations.

Time Chartered-out Vessels

In July 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,500 and a firm period of 12 months, with an option to extend at an escalated rate. In January 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,250 and a firm period of six to nine months, with an option to extend to a year at an escalated rate.

During the six months ended June 30, 2018, we had five time chartered-out Suezmax tankers, three Aframax tankers and one LR2 product tanker redelivered back to us. All of these vessels are currently trading in the spot market.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2017.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (a non-GAAP financial measure) and TCE rates where applicable.

Summary

Our consolidated (loss) income from operations decreased to a loss of $21.8 million for the six months ended June 30, 2018, compared to our consolidated income from operations of $12.3 million in the same period last year. The primary reasons for this decrease are as follows:

•	a decrease of $24.0 million primarily due to lower average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers;

•	a net decrease of $13.4 million primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates; and

•	a decrease of $2.8 million primarily due to lower commission and management fees earned from the management of external vessels;

partially offset by

•
a net increase of $6.9 million primarily due to losses on sale of vessels during 2017 and lower operating expenditures in 2018 as a result of the sales of the Ganges Spirit, Yamuna Spirit, Kyeema Spirit, Kareela Spirit and Kanata Spirit.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please read “Item 1 - Financial Statements: Note 5 - Segment Reporting.”

Details of the changes to our results of operations for each of our segments for the three and six months ended June 30, 2018, compared to the three and six months ended June 30, 2017 are provided below.

Three and Six Months Ended June 30, 2018 versus Three and Six Months Ended June 30, 2017

Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on full service lightering contracts.

The following table presents our operating results for the three and six months ended June 30, 2018 and 2017, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. dollars)	2018	2017	% Change	2018	2017	% Change
Revenues	163,849	96,841	69.2%	323,660	217,396	48.9%
Less: Voyage expenses (1)	(90,333)	(22,079)	309.1%	(173,504)	(48,792)	255.6%
Net revenues	73,516	74,762	(1.7)%	150,156	168,604	(10.9)%

Vessel operating expenses	(44,738)	(34,278)	30.5%	(88,454)	(68,359)	29.4%
Time-charter hire expense	(4,113)	(6,935)	(40.7)%	(7,391)	(19,069)	(61.2)%
Depreciation and amortization	(28,454)	(23,157)	22.9%	(56,639)	(46,786)	21.1%
General and administrative expenses	(8,433)	(7,513)	12.2%	(17,400)	(15,435)	12.7%
Loss on sale of vessels	—	(150)	(100.0)%	—	(4,577)	(100.0)%
Restructuring charges	(152)	—	100.0%	(152)	—	100.0%
(Loss) income from operations	(12,374)	2,729	(553.4)%	(19,880)	14,378	(238.3)%

Equity (loss) income	(70)	(28,027)	(99.8)%	624	(26,900)	(102.3)%

(1)
Includes $3.4 million and $6.6 million of voyage expenses for the three and six months ended June 30, 2018, respectively, and $2.6 million and $5.6 million of voyage expenses for the three and six months ended June 30, 2017, respectively, relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Crude tanker rates remained at cyclical lows in the second quarter of 2018 due to continued OPEC supply cuts and a further drawdown in global oil inventories. OPEC crude oil supply fell to 31.6 million barrels per day (mb/d) in April 2018, the lowest level in over three years. The decline in OPEC supply was due to both high compliance with crude oil supply cuts and plummeting output from Venezuela, where supply is at the lowest level since the early 1950s. Firm oil demand, coupled with OPEC supply cuts, resulted in a further decline in global oil inventories during the second quarter of 2018, with OECD inventories falling below the five-year average for the first time since 2014. The large drawdown of global oil inventories seen over the past 18 months has been negative for crude tankers, as it has reduced import demand.

Although the tanker market has endured a very weak first half of the year, we remain encouraged by underlying tanker market fundamentals. On the fleet supply side, the tanker fleet experienced virtually zero net fleet growth in the first six months of 2018. A total of 15.7 million deadweight tonnes (mdwt) of vessels were removed from the fleet in the first half of 2018 while 15.8 mdwt of newbuildings entered the fleet. Looking ahead, we expect that fleet growth in the remainder of 2018 will remain low due to elevated scrapping levels and a shrinking orderbook for mid-size tankers. We are now forecasting approximately 2.5% net Suzemax fleet growth and 1.5% net Aframax/Long Range 2 (or LR2) fleet growth in 2018 and approximately 1.5% net fleet growth in both fleets during 2019.

Global oil demand remains firm with forecast growth of 1.6 mb/d in 2018 and a further 1.5 mb/d in 2019 (average of IEA, EIA and OPEC forecasts). In response to this strong demand, and given that oil inventories have now fallen below five-year average levels, OPEC recently announced that it will increase oil production in order to keep the markets adequately supplied to prevent oil prices from rising too high. OPEC’s intention is to return to 100% compliance with production cuts, having been well above 100% through the first six months of the year. This implies an increase in OPEC crude oil production of up to 1 mb/d from current levels. An increase in OPEC oil production through the second half of the year would be positive for tanker demand, although uncertainty remains over the impact of a potential decline in Iranian exports due to U.S. sanctions, which could offset some of these gains.

Looking further ahead, we believe the new IMO regulations on sulphur content in bunker fuels due to come into force on January 1, 2020, could be positive for tanker demand. Some of the potential impacts that would benefit the tanker market include:

•	An increase in crude tanker trade due to increased refinery utilization and throughput in order to produce more low-sulphur fuels;

•	An increase in clean tanker trade due to the increased production of low-sulphur fuel and the need to deliver these fuels to global bunker markets; and

•	Floating storage demand for both clean products (building inventories of low-sulphur fuel prior to 2020) and dirty products (a need to store excess fuel oil post-2020).

In summary, the tanker market has gone through a period of very weak freight rates during the first half of 2018, due primarily to OPEC supply cuts and a drawdown in global oil inventories. However, we believe that an inflection point will be reached later in 2018 due to improving demand fundamentals and slow fleet supply growth. This is expected to lead to an improved tanker market, further boosted by positive demand developments ahead of the new IMO fuel regulations in 2020.

Fleet and TCE Rates
As at June 30, 2018, we owned 52 double-hulled conventional oil and product tankers, had four Suzemax tankers related to capital leases and time chartered-in two Aframax tankers. We also owned a 50% interest in one VLCC, the results of which are included in equity (loss) income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in full service lightering measured in net voyage revenue per revenue day, or TCE rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Conventional Tanker Segment
	Three Months Ended June 30, 2018
	Revenues (1)(2)	Voyage Expenses (1)(3)	Adjustments (4)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (4)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$80,800	($48,874)	$146	$32,072	2,516	$12,745
Voyage-charter contracts - Aframax (5)	$53,732	($37,667)	$226	$16,291	1,345	$12,113
Voyage-charter contracts - LR2	$13,242	($6,898)	$54	$6,398	590	$10,854
Time-charter out contracts - Suezmax	$3,958	($66)	$23	$3,915	182	$21,508
Time-charter out contracts - Aframax	$11,021	($249)	$122	$10,894	512	$21,269
Time-charter out contracts - LR2	$2,406	($39)	—	$2,367	137	$17,214
Total	$165,159	($93,793)	$571	$71,937	5,282	$13,618

(1)
The impact of adopting ASU 2014-09 has increased revenues and voyage expenses for the three months ended June 30, 2018 by $67.5 million. Please refer to Item 1 – Financial Statements: Note 2 – Recent Accounting Pronouncements for further details.

(2)
Includes $3.4 million of revenue earned from the vessels that were internally chartered from the RSAs to perform full service lightering. Excludes $1.4 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and $0.7 million of bunker rebates for the three months ended June 30, 2018.

(3)
Includes $3.4 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment for the three months ended June 30, 2018 and $3.4 million of voyage expenses incurred by the vessels that were internally chartered from the RSA to perform full service lightering.

(4)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(5)
Includes $27.4 million of revenues and $22.9 million of voyage expenses related to the full service lightering business, which include $3.4 million inter-segment voyage expenses referenced in note 3 relating to the full service lightering business by the ship-to-ship transfer segment for the three months ended June 30, 2018.

	Three Months Ended June 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$22,869	($2,539)	($84)	$20,246	1,222	$16,567
Voyage-charter contracts - Aframax (4)	$34,182	($19,021)	$201	$15,362	1,058	$14,523
Voyage-charter contracts - LR2	$6,191	($29)	$237	$6,399	451	$14,180
Time-charter out contracts - Suezmax	$14,120	($260)	$8	$13,868	540	$25,694
Time-charter out contracts - Aframax	$12,451	($169)	$34	$12,316	544	$22,621
Time-charter out contracts - LR2	$3,520	($61)	$8	$3,467	200	$17,371
Total (1)	$93,333	($22,079)	$404	$71,658	4,015	$17,848

(1)
Excludes $2.7 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and $0.6 million of bunker rebates and $0.2 million for revenue earned from a profit-sharing agreement for the three months ended June 30, 2017.

(2)	Includes $2.6 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the three months ended June 30, 2017.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other (income) expenses included as part of the adjustments.

(4)
Includes $20.6 million of revenues and $15.0 million of voyage expenses related to the full service lightering business, which include $2.6 million inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment for the three months ended June 30, 2017.

	Six Months Ended June 30, 2018
	Revenues (1)(2)	Voyage Expenses (1)(3)	Adjustments (4)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (4)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$153,583	($92,264)	$547	$61,866	4,891	$12,647
Voyage-charter contracts - Aframax (5)	$107,651	($74,324)	$393	$33,720	2,501	$13,486
Voyage-charter contracts - LR2	$25,834	($13,149)	$66	$12,751	1,121	$11,384
Time-charter out contracts - Suezmax	$10,155	($286)	$23	$9,892	477	$20,721
Time-charter out contracts - Aframax	$23,823	($510)	$122	$23,435	1,109	$21,137
Time-charter out contracts - LR2	$5,516	($78)	—	$5,438	316	$17,184
Total	$326,562	($180,611)	$1,151	$147,102	10,415	$14,124

(1)
The impact of adopting ASU 2014-09 has increased revenues and voyage expenses for the six months ended June 30, 2018 by $128.8 million. Please refer to Item 1 – Financial Statements: Note 2 – Recent Accounting Pronouncements for further details.

(2)
Includes $7.1 million of revenue earned from the vessels that were internally chartered from the RSAs to perform full service lightering. Excludes $2.8 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and $1.4 million of bunker rebates for the six months ended June 30, 2018.

(3)
Includes $6.6 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment for the six months ended June 30, 2018 and $7.1 million of voyage expenses incurred by the vessels that were internally chartered from the RSA to perform full service lightering.

(4)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(5)
Includes $55.2 million of revenues and $44.3 million of voyage expenses related to the full service lightering business, which include $6.6 million inter-segment voyage expenses referenced in note 3 relating to the full service lightering business by the ship-to-ship transfer segment for the six months ended June 30, 2018.

	Six Months Ended June 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$53,867	($5,147)	$60	$48,780	2,527	$19,305
Voyage-charter contracts - Aframax (4)	$81,422	($42,555)	$350	$39,217	2,322	$16,897
Voyage-charter contracts - LR2	$14,469	($76)	$260	$14,653	901	$16,263
Time-charter out contracts - Suezmax	$26,752	($496)	$9	$26,265	1,025	$25,634
Time-charter out contracts - Aframax	$24,657	($320)	$111	$24,448	1,075	$22,735
Time-charter out contracts - LR2	$9,012	($198)	—	$8,814	470	$18,773
Total (1)	$210,179	($48,792)	$790	$162,177	8,320	$19,495

(1)
Excludes $5.5 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $1.4 million of bunker rebates and $0.3 million of revenue earned from a profit-sharing agreement for the six months ended June 30, 2017.

(2)	Includes $5.6 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the six months ended June 30, 2017.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $47.8 million of revenues and $35.4 million of voyage expenses related to the full service lightering business, which include $5.6 million inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment for the six months ended June 30, 2017.

Net Revenues. Net revenues were $73.5 million and $150.2 million for the three and six months ended June 30, 2018, respectively, compared to $74.8 million and $168.6 million, respectively, for the same periods in the prior year.
The decreases for the three and six months ended June 30, 2018 compared to the same periods in 2017 were primarily the result of:

•
net decreases of $8.1 million and $13.4 million for the three and six months ended June 30, 2018, respectively, due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	decreases of $6.0 million and $24.0 million for the three and six months ended June 30, 2018, respectively, due to lower average realized rates earned by our Suezmax, Aframax, and LR2 tankers;

•
decreases of $1.3 million and $2.8 million for the three and six months ended June 30, 2018, respectively, due to lower commissions and management fees earned by TTOL from the management of fewer external vessels trading in the RSAs in the three and six months ended June 30, 2018 compared to the same periods in the prior year;

•
decreases of $1.2 million and $1.7 million for the three and six months ended June 30, 2018, respectively, due to an increase in the cost of short-term in-charters to support full service lightering operations and higher fuel costs; and

•
net decreases of $0.2 million and $0.4 million for the three and six months ended June 30, 2018, respectively, due to a higher number of off-hire days in the three and six months ended June 30, 2018 compared to the same periods in the prior year;

partially offset by

•
net increases of $16.0 million and $24.7 million for the three and six months ended June 30, 2018, respectively, primarily due to the addition of 18 vessels that we acquired as part of the TIL merger which was completed in the fourth quarter of 2017 and the addition of three Aframax in-chartered tankers that were delivered to us in the first quarter of 2018, partially offset by the redeliveries of various in-chartered tankers to their owners at various times during 2017 and the sale of one Suezmax tanker and three older Aframax tankers in 2017.

Vessel Operating Expenses. Vessel operating expenses were $44.7 million and $88.5 million for the three and six months ended June 30, 2018, respectively, compared to $34.3 million and $68.4 million, respectively, for the same periods in the prior year. The changes in vessel operating expenses were primarily due to:

•
increases of $14.1 million and $27.8 million for the three and six months ended June 30, 2018, respectively, primarily due to the addition of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers which we acquired in the merger with TIL;

partially offset by

•	decreases of $2.4 million and $5.6 million for the three and six months ended June 30, 2018, respectively, primarily due to the sale of three Aframax tankers and two Suezmax tankers during 2017;

•
decreases of $0.3 million and $1.4 million for the three and six months ended June 30, 2018, respectively, primarily due to the transitioning in 2017 of technical management for three Suezmax tankers in-house; and

•
decreases of $0.9 million and $1.2 million for the three and six months ended June 30, 2018, respectively, due to the timing and scope of repairs and planned maintenance activities in 2018 as compared to 2017;

Time-charter Hire Expense. Time-charter hire expense decreased to $4.1 million and $7.4 million for the three and six months ended June 30, 2018, respectively, from $6.9 million and $19.1 million, respectively, for the same periods in the prior year. The decrease for the three months ended June 30, 2018 was primarily due to five Aframax tankers and one LR2 product tanker redelivering back to their respective owners in 2017, partially offset by the addition of two Aframax tankers we in-chartered in the first quarter of 2018.
The decrease for the six months ended June 30, 2018 was primarily due to six Aframax tankers and one LR2 product tanker redelivering back to their respective owners in 2017, partially offset by the addition of three Aframax tankers we in-chartered in the third quarter of 2017 and in the first quarter of 2018.
Depreciation and Amortization. Depreciation and amortization expense was $28.5 million and $56.6 million for the three and six months ended June 30, 2018, respectively, compared to $23.2 million and $46.8 million, respectively, for the same periods in the prior year. These increases were primarily due to the addition of 18 vessels we acquired in the merger with TIL and the depreciation related to dry-docking expenditures which increased in 2017 and in the first quarter of 2018 compared to the first half of 2017. These increases were partially offset by a decrease in depreciation due to the sales of three Aframax tankers in 2017.
General and Administrative Expenses. General and administrative expenses were $8.4 million and $17.4 million for the three and six months ended June 30, 2018, respectively, compared to $7.5 million and $15.4 million, respectively, for the same periods in the prior year. The changes in general and administrative expenses were primarily due to higher administrative, strategic management and other fees incurred, primarily relating to changes in levels of corporate support due to the increase in fleet size resulting from the merger with TIL in November 2017.
Loss on sale of vessel. Loss on sale of vessels was $0.2 million and $4.6 million for the three and six months ended June 30, 2017, respectively. The charges primarily relate to the write-down of one Aframax tanker and one Suezmax tanker to their respective agreed sales prices. Please refer to Item 1 - Financial Statements: Note 14 - Sale of Vessels.

Equity (Loss) Income.

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in thousands of U.S. dollars)	$	$	$	$
High-Q Joint Venture	(70)	756	624	1,549
Tanker Investments Ltd.	—	(28,777)	—	(28,444)
Gemini Tankers L.L.C.	—	(6)	—	(5)
Total equity (loss) income	(70)	(28,027)	624	(26,900)
Equity loss was $0.1 million and equity income was $0.6 million for the three and six months ended June 30, 2018, respectively, compared to equity losses of $28.0 million and $26.9 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
a decrease of $28.8 million and $28.4 million for the three and six months ended June 30, 2018, respectively, primarily due to a $28.1 million write-down of our investment in TIL to its fair market value in 2017 and lower equity losses in 2018 resulting from the TIL merger; and

•
a decrease of $0.8 million and $0.9 million for the three and six months ended June 30, 2018, respectively, from our High-Q joint venture primarily resulting from lower earnings recognized during the second quarter of 2018 due to the dry dock of the joint venture's VLCC;

Please refer to Item 1 – Financial Statements: Note 6 – Investments in and Advances to Equity-Accounted Investments.

The High-Q joint venture had an interest rate swap agreement which expired in June 2018. The interest rate swap agreement exchanged a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity (loss) income from the High-Q joint venture.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services (including those services provided to our conventional tanker segment as part of full service lightering operations), consultancy, and LNG terminal management and other related services.

The following table presents our operating results for our STS transfer segment for the three and six months ended June 30, 2018 and 2017 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. dollars)	2018	2017	% Change	2018	2017	% Change
Revenues (1)	11,210	14,597	(23.2)%	23,042	27,485	(16.2)%
Less: Voyage expenses	—	—	—%	—	—	—%
Net revenues	11,210	14,597	(23.2)%	23,042	27,485	(16.2)%

Vessel operating expenses	(7,914)	(12,575)	(37.1)%	(17,193)	(22,632)	(24.0)%
Time-charter hire expense	(1,584)	(1,062)	49.2%	(2,989)	(2,555)	17.0%
Depreciation and amortization	(1,119)	(1,258)	(11.0)%	(2,364)	(2,538)	(6.9)%
General and administrative expenses	(974)	(852)	14.3%	(1,792)	(1,818)	(1.4)%
Gain on sale of vessel	170	8	2,025.0%	170	8	2,025.0%
Restructuring charges	(830)	—	100.0%	(830)	—	100.0%
Loss from operations	(1,041)	(1,142)	(8.8)%	(1,956)	(2,050)	(4.6)%

(1)
Includes $3.4 million and $6.6 million of revenues for the three and six months ended June 30, 2018, respectively, and $2.6 million and $5.6 million of revenues for the three and six months ended June 30, 2017, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for full service lightering operations.

Net Revenues. Net revenues were $11.2 million and $23.0 million for the three and six months ended June 30, 2018, respectively, compared to $14.6 million and $27.5 million, respectively, for the same period in the prior year. The decreases were primarily due to a reduction in the number of jobs related to our lightering support service operations.

Vessel Operating Expenses. Vessel operating expenses were $7.9 million and $17.2 million for the three and six months ended June 30, 2018, respectively, compared to $12.6 million and $22.6 million, respectively, for the same periods in the prior year. The changes in vessel operating expenses were primarily due to decreases in the number of lightering support operations, lower personnel expenses and the sale of a lightering support vessel during the six months ended June 30, 2018.

Time-charter Hire Expense. Time-charter hire expense was $1.6 million and $3.0 million for the three and six months ended June 30, 2018, respectively, compared to $1.1 million and $2.6 million, respectively, for the same periods in the prior year. The increases were primarily due to more in-charter days.

Restructuring charges. Restructuring charges were $0.8 million for the three and six months ended June 30, 2018 and primarily relate to the termination of certain employees.

Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in thousands of U.S. dollars)	$	$	$	$
Interest expense	(13,931)	(7,076)	(26,660)	(14,382)
Interest income	160	360	318	439
Realized and unrealized gain (loss) on derivative instruments	1,116	(1,560)	4,129	(1,099)
Other expense	(1,273)	(2,761)	(3,141)	(4,150)
Interest expense. Interest expense was $13.9 million and $26.7 million for the three and six months ended June 30, 2018, respectively, compared to $7.1 million and $14.4 million for the same periods in the prior year, respectively. The increase of $6.9 million and $12.3 million for the three and six months ended June 30, 2018, respectively, was primarily due to the debt facilities assumed and refinanced as a result of the merger with TIL in November 2017, the additional interest expense incurred relating to the sale and leaseback of four Suezmax tankers in July 2017 and an increase in average variable interest rates related to the Company's debt facilities. This was partially offset by a lower average balance on one of our corporate revolvers due to scheduled repayments and prepayments made on the revolver due to the sales of three Aframax tankers and two Suezmax tankers in 2017.
Realized and unrealized gain (loss) on derivative instruments. Realized and unrealized gains on interest rate swaps were $1.1 million and $4.1 million for the three and six months ended June 30, 2018, respectively, compared to realized and unrealized losses of $1.4 million and $1.1 million for the same periods in the prior year, respectively.
As at June 30, 2018, we had interest rate swap agreements with aggregate outstanding notional amounts of $315.7 million and with a weighted-average fixed rate of 1.5%.
The changes in the fair value of the interest rate swaps resulted in unrealized gains of $0.4 million and $3.2 million for the three and six months ended June 30, 2018, respectively, and unrealized losses of $1.1 million and $0.4 million for the three and six months ended June 30, 2017, respectively. These changes were primarily due to increases in our long-term benchmark interest rates.
Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The counter party option was not exercised resulting in the expiration of the time-charter swap during 2017. We recognized an unrealized loss of $0.4 million and $0.9 million for the three and six months ended June 30, 2017, respectively.
In addition to the interest rate swaps and time-charter swap, we had a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger. We recognized an unrealized loss of $0.2 million and $0.3 million for the three and six months ended June 30, 2017, respectively. Please refer to Item 1 – Financial Statements: Note 9 – Derivative Instruments.
Other expense. Other expense was $1.3 million and $3.1 million for the three and six months ended June 30, 2018, respectively, compared to other expense of $2.8 million and $4.2 million for the same periods in the prior year, respectively. The decrease in other expense for the three and six months ended June 30, 2018 was primarily due to higher unrealized foreign exchange gains recognized on our estimated freight tax accruals, partially offset by an increase in our estimated freight tax expense as a result of the trading patterns of our fleet.
Net loss. As a result of the foregoing factors, we recorded net losses of $27.4 million and $46.6 million for the three and six months ended June 30, 2018, respectively, compared to net losses of $37.5 million and $33.8 million for the same periods in the prior year.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at June 30, 2018, our total consolidated cash and cash equivalents was $48.5 million, compared to $71.4 million at December 31, 2017. Our cash balance as at June 30, 2018 decreased primarily as a result of repayments of our long-term debt, obligations related to our capital leases, dividends paid on our shares of common stock and capital expenditures due to dry-docking activities.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $80.2 million as at June 30, 2018, compared to $160.0 million as at December 31, 2017. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, or refinancing existing loans and proceeds of new financings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months. These anticipated additional sources of financing include the completion of proposed sale-leasebacks of additional vessels, some of which would refinance the loan facility maturing in the second-half of 2018, the completion of a proposed loan to finance working capital for our RSA management operations and the elimination, commencing in May 2018, of our minimum quarterly dividends of $0.03 per share, described further below. Please read "Item 1 - Financial Statements: Note 17 - Liquidity" for information about required funding over the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, the refinancing of a loan facility that is maturing in the fourth quarter of 2018, scheduled repayments and prepayments of long-term debt, scheduled repayments of our obligations related to capital leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Based on our recent forecasts, we expect tanker rates, on average, to be lower in 2018 than they were in 2017. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under our revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors; the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net (loss) income include, among others, foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our obligations related to capital leases are described Item 1 - Financial Statements: Note 8 - Leases, and our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 7 - Long-term Debt of this Report. Our obligations related to capital leases require us to maintain minimum levels of cash and aggregate liquidity. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in note 7 of our interim unaudited consolidated financial statements. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2018, we were in compliance with all covenants relating to our revolving credit facilities, term loans and obligations related to capital leases. Teekay also advised us that, as at June 30, 2018 they were in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2018	June 30, 2017
(in thousands of U.S. dollars)	$	$
Net cash flow provided by operating activities	10,470	64,531
Net cash flow used for financing activities	(32,321)	(109,411)
Net cash flow (used for) provided by investing activities	(872)	38,608

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities decreased by $54.1 million for the six months ended June 30, 2018, compared to the same period in 2017. This decrease was primarily due to:

•
a net decrease of $40.8 million in operating earnings, primarily as a result of lower realized spot rates earned and a decrease in our fleet size due to the sales of three Aframax tankers and two Suezmax tankers;

•	a decrease of $9.9 million in operating cash inflows primarily due to the timing of the settlement of operating assets and liabilities; and

•	an increase of $3.3 million in cash outflows primarily due to higher expenditures on dry-docking activities during the six months ended June 30, 2018, compared to the same period in 2017.

Financing Cash Flows
Net cash flow used for financing activities decreased by $77.1 million for the six months ended June 30, 2018 compared to the same period in 2017. The decrease was primarily due to:

•
a net decrease in cash outflows of $60.8 million due to the overall decrease in prepayments and scheduled repayments on our term loans and revolving credit facilities, primarily resulting from the refinancing of our long-term debt facilities in 2017. This was partially offset by higher scheduled repayments due to the debt facilities assumed in the merger with TIL in November 2017;

•	an increase in cash inflows of $31.4 million primarily due to the additional draw-down of two corporate revolvers and one term loan in 2018; and

•	a decrease in cash outflows of $1.9 million due to lower cash dividends paid during the six months ended June 30, 2018, as a result of changes to our dividend policy;

partially offset by

•
a decrease of $13.6 million in cash inflows from proceeds received from shares issuances under our continuous offering program (or COP), which we relaunched in November 2016 and closed in the first quarter of 2017 and proceeds from an issuance of 2.2 million shares of Class A common stock to Teekay; and

•	an increase of $3.5 million in cash outflows due to the scheduled payments on our obligations related to capital leases, which we entered into in July 2017.

Investing Cash Flows
Net cash flow provided by investing activities in the six months ended June 30, 2018 decreased by $39.5 million compared to the same period in 2017 primarily due to:

•	a decrease of $40.1 million in cash inflows related to the sales of two Suezmax tankers, one Aframax tanker and one lightering support vessel during the six months ended June 30, 2017; and

•	a decrease of $0.5 million in cash inflows related to the 2017 repayment of a loan to us from our High-Q joint venture;

partially offset by

•	an increase of $0.7 million in cash inflows due to the return of capital from our equity-accounted investment in Gemini Tankers L.L.C.; and

•	a decrease of $0.4 million in cash outflows due to fewer capital expenditures for the fleet during the six months ended June 30, 2018, compared to the same period in 2017.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2018:

		Remainder of					Beyond
(in millions of U.S. dollars)	Total	2018	2019	2020	2021	2022	2022
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	368.9	51.4	120.6	132.0	42.2	22.7	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	574.1	49.4	—	—	391.8	132.9	—
Scheduled repayments of capital lease obligations (2)	145.4	3.7	7.7	8.2	8.7	9.3	107.8
Chartered-in vessels (operating leases) (3)	25.7	7.2	8.8	8.3	1.4	—	—
Total	1,114.1	111.7	137.1	148.5	444.1	164.9	107.8

(1)
Excludes expected interest payments of $19.5 million (remaining in 2018), $34.1 million (2019), $28.7 million (2020), $16.7 million (2021) and $3.8 million (2022). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at June 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $4.5 million (remaining in 2018), $8.5 million (2019), $8.1 million (2020), $7.5 million (2021), $7.0 million (2022) and $29.0 million (thereafter).

(3)
Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of June 30, 2018. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $9.4 million (remaining in 2018), $14.5 million (2019), $12.0 million (2020), and $1.9 million (2021).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2017. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2018.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended June 30, 2018 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet (including for Suezmax, Aframax and LR2 tankers), estimated growth in global oil demand and crude oil tanker demand, changes in spot tanker rates, the amount of tanker scrapping and newbuild tanker deliveries, future tanker rates, future OPEC oil supply, the impact of U.S. sanctions on Iran, and the anticipated impact of IMO 2020 fuel regulations on tanker demand;

•	the expected delivery dates for our in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices and production;

•	tanker fleet utilization, including our ability to secure new fixed-rate time charter-out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our dividend policy and the expected range of our quarterly adjusted net income to be paid as quarterly dividends;

•
meeting our going concern requirements and our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows;

•	the completion, terms and effect of proposed sale-leaseback financing transactions and working capital loan for the Company's RSA management operations;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	our compliance with, and the effect on our business and operating results on, covenants under our term loans and credit facilities;

•	the adoption and potential impact of new accounting policies, including recording lease agreements on our balance sheet;

•	continued material variations in the period-to-period fair value of our derivative instruments;

•	our expectations regarding uncertain tax positions;

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to refinance existing debt obligations or meet our going concern requirements and liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; increased costs; our exposure to foreign currency exchange rate fluctuations; failure to complete the proposed sale-leaseback and RSA working capital financing transactions and/or potential changes to the expected terms of the transactions; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Singaporean Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. As at June 30, 2018, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2018, that are sensitive to changes in interest rates, including our debt, obligations related to capital leases and interest rate swaps. For long-term debt and obligations related to capital leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total	Fair Value Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	(95.8)	(110.6)	(122.0)	(396.7)	(155.6)	—	(880.7)	(856.5)	4.3%
Fixed rate	(5.0)	(10.0)	(10.0)	(37.3)	—	—	(62.3)	(61.4)	5.4%

Obligation related to capital leases	(3.7)	(7.7)	(8.2)	(8.7)	(9.3)	(107.8)	(145.4)	(140.6)	6.2%

Interest Rate Swaps
U.S. Dollar-denominated interest rate swaps (2)	23.1	46.3	46.3	—	—	—	115.7	1.9	1.5%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	150.0	—	—	150.0	4.6	1.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	50.0	—	—	50.0	2.0	1.2%

(1)
Rate refers to the weighted-average interest rate for our long-term debt, including the margin we pay on our variable and fixed rates, and the average imputed interest rate we pay for our capital lease obligations.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot market. From time to time we may use forward freight agreements (or FFAs) as a tool to protect against changes in spot tanker market rates. We also use FFAs as an investment tool to trade in the open market. Volatility in the spot tanker market may cause significant increases or decreases in net gains and losses from FFA trading. FFAs are contracts used to buy or sell a fixed volume of freight on specified trade routes. FFAs settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in our consolidated statements of loss.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations and are hereby incorporated by reference.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Our 2018 Annual Meeting of Shareholders was held on June 13, 2018. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms of Expiring 2019	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	315,050,908	24,566,493	N/A	N/A
Bjorn Moller	315,444,260	24,173,141	N/A	N/A
Richard T. Du Moulin	324,212,549	15,404,852	N/A	N/A
Richard J.F. Bronks	315,349,247	24,268,154	N/A	N/A
William Lawes	324,178,263	15,439,138	N/A	N/A
Kenneth Hvid	315,384,086	24,233,315	N/A	N/A
Richard Paterson	317,924,156	21,693,245	N/A	N/A

At an adjourned portion of the 2018 Annual Meeting of Shareholders held on June 15, 2018, our shareholders approved an amendment to our articles of incorporation. The following votes were cast to amend our articles of incorporation to increase the number of authorized shares of the Company's Class A common stock from 285,000,000 to 485,000,000, with a corresponding increase in the number of authorized shares of capital stock from 485,000,000 to 685,000,000:

	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Class A	115,860,490	37,874,002	843,004	N/A
Class B	185,039,905	—	—	N/A
Total	300,900,395	37,874,002	843,004	N/A

Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	August 23, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)